UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Nielsen N.V.

(Name of Issuer)

Common Stock, par value €0.07 per share

(Title of Class of Securities)

N63218106

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N63218106

1.	Name of Reporting Person KKR VNU Equity Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 54,085,666*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 54,085,666*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,085,666*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ See Item 4 and Item 8

11.	Percent of Class Represented by Amount in Row (9) 14.4%*

12.	Type of Reporting Person (See Instructions) PN

*      Represents the aggregate number of shares of common stock, par value €0.07 per share (“Common Stock”) of Nielsen N.V. (the “Issuer”) held by Valcon Acquisition Holding (Luxembourg) S.à.r.l (“Luxco”) as of December 31, 2014.  As of the date of filing, Luxco held 46,134,659 shares of Common Stock, representing 12.3% of the outstanding Common Stock.

CUSIP No. N63218106

1.	Name of Reporting Person KKR VNU GP Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 54,085,666*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 54,085,666*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,085,666*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ See Item 4 and Item 8

11.	Percent of Class Represented by Amount in Row (9) 14.4%*

12.	Type of Reporting Person (See Instructions) OO

*  Represents the aggregate number of shares of Common Stock held by Luxco as of December 31, 2014. As of the date of filing, Luxco held 46,134,659 shares of Common Stock, representing 12.3% of the outstanding Common Stock.

CUSIP No. N63218106

1.	Name of Reporting Person KKR VNU (Millennium) Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 54,085,666*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 54,085,666*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,085,666*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ See Item 4 and Item 8

11.	Percent of Class Represented by Amount in Row (9) 14.4%*

12.	Type of Reporting Person (See Instructions) OO

* Represents the aggregate number of shares of Common Stock held by Luxco as of December 31, 2014. As of the date of filing, Luxco held 46,134,659 shares of Common Stock, representing 12.3% of the outstanding Common Stock.

CUSIP No. N63218106

1.	Name of Reporting Person KKR VNU (Millennium), L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 54,085,666*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 54,085,666*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,085,666*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ See Item 4 and Item 8

11.	Percent of Class Represented by Amount in Row (9) 14.4%*

12.	Type of Reporting Person (See Instructions) PN

*  Represents the aggregate number of shares of Common Stock held by Luxco as of December 31, 2014.  As of the date of filing, Luxco held 46,134,659 shares of Common Stock, representing 12.3% of the outstanding Common Stock.

CUSIP No. N63218106

1.	Name of Reporting Person KKR Millennium Fund (Overseas), Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 54,085,666*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 54,085,666*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,085,666*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ See Item 4 and Item 8

11.	Percent of Class Represented by Amount in Row (9) 14.4%*

12.	Type of Reporting Person (See Instructions) PN

*  Represents the aggregate number of shares of Common Stock held by Luxco as of December 31, 2014. As of the date of filing, Luxco held 46,134,659 shares of Common Stock, representing 12.3% of the outstanding Common Stock.

CUSIP No. N63218106

1.	Name of Reporting Person KKR Associates Millennium (Overseas), Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 54,085,666*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 54,085,666*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,085,666*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ See Item 4 and Item 8

11.	Percent of Class Represented by Amount in Row (9) 14.4%*

12.	Type of Reporting Person (See Instructions) PN

*  Represents the aggregate number of shares of Common Stock held by Luxco as of December 31, 2014. As of the date of filing, Luxco held 46,134,659 shares of Common Stock, representing 12.3% of the outstanding Common Stock.

CUSIP No. N63218106

1.	Name of Reporting Person KKR Millennium Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 54,085,666*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 54,085,666*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,085,666*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ See Item 4 and Item 8

11.	Percent of Class Represented by Amount in Row (9) 14.4%*

12.	Type of Reporting Person (See Instructions) OO

*  Represents the aggregate number of shares of Common Stock held by Luxco as of December 31, 2014. As of the date of filing, Luxco held 46,134,659 shares of Common Stock, representing 12.3% of the outstanding Common Stock.

CUSIP No. N63218106

1.	Name of Reporting Person KKR SP Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 54,085,666*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 54,085,666*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,085,666*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ See Item 4 and Item 8

11.	Percent of Class Represented by Amount in Row (9) 14.4%*

12.	Type of Reporting Person (See Instructions) OO

*  Represents the aggregate number of shares of Common Stock held by Luxco as of December 31, 2014. As of the date of filing, Luxco held 46,134,659 shares of Common Stock, representing 12.3% of the outstanding Common Stock.

CUSIP No. N63218106

1.	Name of Reporting Person KKR Fund Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 54,085,666*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 54,085,666*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,085,666*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ See Item 4 and Item 8

11.	Percent of Class Represented by Amount in Row (9) 14.4%*

12.	Type of Reporting Person (See Instructions) PN

*  Represents the aggregate number of shares of Common Stock held by Luxco as of December 31, 2014. As of the date of filing, Luxco held 46,134,659 shares of Common Stock, representing 12.3% of the outstanding Common Stock.

CUSIP No. N63218106

1.	Name of Reporting Person KKR Fund Holdings GP Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 54,085,666*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 54,085,666*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,085,666*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ See Item 4 and Item 8

11.	Percent of Class Represented by Amount in Row (9) 14.4%*

12.	Type of Reporting Person (See Instructions) OO

*  Represents the aggregate number of shares of Common Stock held by Luxco as of December 31, 2014. As of the date of filing, Luxco held 46,134,659 shares of Common Stock, representing 12.3% of the outstanding Common Stock.

CUSIP No. N63218106

1.	Name of Reporting Person KKR Group Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 54,085,666*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 54,085,666*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,085,666*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ See Item 4 and Item 8

11.	Percent of Class Represented by Amount in Row (9) 14.4%*

12.	Type of Reporting Person (See Instructions) PN

*  Represents the aggregate number of shares of Common Stock held by Luxco as of December 31, 2014. As of the date of filing, Luxco held 46,134,659 shares of Common Stock, representing 12.3% of the outstanding Common Stock.

CUSIP No. N63218106

1.	Name of Reporting Person KKR Group Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 54,085,666*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 54,085,666*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,085,666*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ See Item 4 and Item 8

11.	Percent of Class Represented by Amount in Row (9) 14.4%*

12.	Type of Reporting Person (See Instructions) OO

*  Represents the aggregate number of shares of Common Stock held by Luxco as of December 31, 2014. As of the date of filing, Luxco held 46,134,659 shares of Common Stock, representing 12.3% of the outstanding Common Stock.

CUSIP No. N63218106

1.	Name of Reporting Person KKR & Co. L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 54,085,666*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 54,085,666*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,085,666*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ See Item 4 and Item 8

11.	Percent of Class Represented by Amount in Row (9) 14.4%*

12.	Type of Reporting Person (See Instructions) PN

*  Represents the aggregate number of shares of Common Stock held by Luxco as of December 31, 2014. As of the date of filing, Luxco held 46,134,659 shares of Common Stock, representing 12.3% of the outstanding Common Stock.

CUSIP No. N63218106

1.	Name of Reporting Person KKR Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 54,085,666*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 54,085,666*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,085,666*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ See Item 4 and Item 8

11.	Percent of Class Represented by Amount in Row (9) 14.4%*

12.	Type of Reporting Person (See Instructions) OO

*  Represents the aggregate number of shares of Common Stock held by Luxco as of December 31, 2014. As of the date of filing, Luxco held 46,134,659 shares of Common Stock, representing 12.3% of the outstanding Common Stock.

CUSIP No. N63218106

1.	Name of Reporting Person Henry R. Kravis

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 54,085,666*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 54,085,666*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,085,666*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ See Item 4 and Item 8

11.	Percent of Class Represented by Amount in Row (9) 14.4%*

12.	Type of Reporting Person (See Instructions) IN

*  Represents the aggregate number of shares of Common Stock held by Luxco as of December 31, 2014. As of the date of filing, Luxco held 46,134,659 shares of Common Stock, representing 12.3% of the outstanding Common Stock.

CUSIP No. N63218106

1.	Name of Reporting Person George R. Roberts

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 54,085,666*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 54,085,666*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,085,666*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ See Item 4 and Item 8

11.	Percent of Class Represented by Amount in Row (9) 14.4%*

12.	Type of Reporting Person (See Instructions) IN

*  Represents the aggregate number of shares of Common Stock held by Luxco as of December 31, 2014. As of the date of filing, Luxco held 46,134,659 shares of Common Stock, representing 12.3% of the outstanding Common Stock.

STATEMENT ON SCHEDULE 13G

This is Amendment No. 3 to the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2012, as amended on February 14, 2013 and February 14, 2014.  Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Act”), and as provided in the Joint Filing Agreement filed as Exhibit 1 to the original statement on Schedule 13G, each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their beneficial ownership of common stock, par value €0.07 per share (“Common Stock”), of Nielsen N.V. (the “Issuer”).

Item 1.
(a)	Name of Issuer: Nielsen N.V.
(b)	Address of Issuer’s Principal Executive Offices: 85 Broad Street New York, New York 10004

Item 2.
(a)

Name of Person Filing:

KKR VNU Equity Investors, L.P.

KKR VNU GP Limited

KKR VNU (Millennium) Limited

KKR VNU (Millennium), L.P.

KKR Millennium Fund (Overseas), Limited Partnership

KKR Associates Millennium (Overseas), Limited Partnership

KKR Millennium Limited

KKR SP Limited

KKR Fund Holdings L.P.

KKR Fund Holdings GP Limited

KKR Group Holdings L.P.

KKR Group Limited

KKR & Co. L.P.

KKR Management LLC

Henry R. Kravis

George R. Roberts

(b)	Address of Principal Business Office, or, if none, Residence: The principal business office for all persons filing (other than George R. Roberts) is:

c/o Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, NY 10019

The principal business office for George R. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.

2800 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(c)	Citizenship: See Item 4 of each cover page.
(d)	Title of Class of Securities: Common stock, €0.07 par value per share.
(e)	CUSIP Number: N63218106

Item 3.
Not applicable.

Item 4.	Ownership.
(a)

Amount beneficially owned:

Valcon Acquisition Holding (Luxembourg) S.à.r.l. (“Luxco”) is a private limited company incorporated under the laws of Luxembourg, the equity interests of which are held by a private investor group. Luxco held 54,085,666 shares of Common Stock as of December 31, 2014, or 14.4% of the outstanding shares of Common Stock based on 375,716,843 shares of Common Stock outstanding as of December 1, 2014, as reported in the Issuer’s Prospectus Supplement, dated December 10, 2014, filed with the Securities and Exchange Commission on December 12, 2014.  As of the date of filing, Luxco held 46,134,659 shares of Common Stock, or 12.3% of the outstanding shares of Common Stock.

KKR VNU Equity Investors, L.P. beneficially owned 13,655 ordinary shares (“Ordinary Shares”) and 1,429,086 Yield Free Convertible Preferred Equity Certificates of Luxco (“YFCPECs”) as of December 31, 2014, or 5.8% of Luxco’s outstanding capital, and is controlled by its general partner, KKR VNU GP Limited. KKR VNU GP Limited is wholly-owned by KKR VNU (Millennium) Limited (“KKR VNU Limited”). KKR VNU (Millennium), L.P. beneficially owned 69,946 Ordinary Shares and 7,184,296 YFCPECs as of December 31, 2014, or 29.1% of Luxco’s outstanding capital, and is controlled by its general partner, KKR VNU Limited.

KKR Millennium Fund (Overseas), Limited Partnership (“Millenium Fund”) beneficially owned 84 Ordinary Shares as of December 31, 2014, or 0.0003% of Luxco’s outstanding capital, and is controlled by its general partner, KKR Associates Millennium (Overseas), Limited Partnership, which is controlled by its general partner, KKR Millennium Limited. KKR Associates Millennium (Overseas), Limited Partnership also holds a majority of the equity interests of KKR VNU Limited.

Each of KKR SP Limited (“KKR SP”) (as the voting partner of KKR Associates Millennium (Overseas), Limited Partnership); KKR Fund Holdings L.P. (“KKR Fund Holdings”) (as the sole shareholder of KKR Millennium Limited); KKR Fund Holdings GP Limited (“KKR Fund Holdings GP”) (as a general partner of KKR Fund Holdings); KKR Group Holdings L.P. (“KKR Group Holdings”) (as the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings); KKR Group Limited (“KKR Group”) (as the general partner of KKR Group Holdings); KKR & Co. L.P. (“KKR & Co.”) (as the sole shareholder of KKR Group); and KKR Management LLC (“KKR Management”) (as the general partner of KKR & Co.) may also be deemed to be the beneficial owner of the securities held by Millennium Fund, KKR VNU (Millennium) L.P. and KKR VNU Equity Investors, L.P., KKR SP, KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co. and KKR Management disclaim beneficial ownership of such securities.

As the designated members of KKR Management, Messrs. Henry R. Kravis and George R. Roberts may be deemed to be the beneficial owner of the securities held by Millennium Fund, KKR VNU (Millennium) L.P. and KKR VNU Equity Investors, L.P. but disclaim beneficial ownership of such securities.

Based on the ownership of outstanding capital of Luxco specified above, the following shares of Common Stock held by Luxco would be attributable to each of the following Reporting Persons as of December 31, 2014:

Reporting Person	Shares Attributable	Percent(*)
KKR VNU Equity Investors, L.P.	3,129,909	0.8%
KKR VNU GP Limited	3,129,909	0.8%
KKR VNU (Millennium) Limited	18,867,376	5.0%
KKR VNU (Millennium), L.P.	15,737,467	4.2%
KKR Millennium Fund (Overseas), Limited Partnership	174	(** )
KKR Associates Millennium (Overseas), Limited Partnership	18,867,550	5.0%
KKR Millennium Limited	18,867,550	5.0%
KKR SP Limited	18,867,550	5.0%
KKR Fund Holdings L.P.	18,867,550	5.0%
KKR Fund Holdings GP Limited	18,867,550	5.0%
KKR Group Holdings L.P.	18,867,550	5.0%
KKR Group Limited	18,867,550	5.0%
KKR & Co. L.P.	18,867,550	5.0%
KKR Management LLC	18,867,550	5.0%
Henry R. Kravis	18,867,550	5.0%
George R. Roberts	18,867,550	5.0%

(*) The calculation of the foregoing percentage is based on 375,716,843 shares of Common Stock outstanding as of December 1, 2014.

(**) Less than 0.1%.

	(b)	Percent of class: See Item 11 of each cover page, which is based upon Item 9 of each cover page. See also Item 4(a) above.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote See Item 5 of each cover page.
		(ii)	Shared power to vote or to direct the vote See Item 6 of each cover page.
		(iii)	Sole power to dispose or to direct the disposition of See Item 7 of each cover page.
		(iv)	Shared power to dispose or to direct the disposition of See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above. To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, the persons named in Item 4 above or Item 8 below and the partners, members, affiliates and shareholders of the Reporting Persons and of the other persons named in Item 4 above or Item 8 below has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.

As stated in Item 4 above, as of December 31, 2014, Luxco held 54,085,666 shares of Common Stock, or 14.4% of the outstanding shares of Common Stock based on 375,716,843 shares of Common Stock outstanding as of December 1, 2014. As of December 31, 2014, each of the AlpInvest Funds, Blackstone Funds, Carlyle Funds, Hellman & Friedman Funds, KKR Funds and Thomas H. Lee Funds listed below (collectively, the “Investor Funds”), together with Luxco, was a party to an amended and restated shareholders agreement dated as of August 14, 2013 (the “Luxco Shareholders Agreement”).  Given the terms of the Luxco Shareholders Agreement at December 31, 2014, Luxco, each of the Investor Funds and certain of their respective affiliates may be deemed to be a member of a group at that date exercising voting and investment control over the shares of Common Stock held by Luxco. However, each of the Reporting Persons disclaims membership in any such group and disclaims beneficial ownership of any shares of Common Stock.  As of the date of this filing, the Hellman & Friedman Funds and Thomas H. Lee Funds no longer may be deemed to share voting and investment control over the shares of Common Stock held by Luxco under the terms of the Luxco Shareholders Agreement and the Hellman & Friedman Funds and Thomas H. Lee Funds no longer hold any interest in Luxco.

Investor Funds

AlpInvest Funds

AlpInvest Partners CS Investments 2006 C.V.

AlpInvest Partners Later Stage Co-Investments Custodian II-A, BV

Blackstone Funds

Blackstone Capital Partners (Cayman) V, L.P.

Blackstone Family Investment Partnership (Cayman) V L.P.

Blackstone Participation Partnership (Cayman) V L.P.

Blackstone Capital Partners (Cayman) V-A, L.P.

Blackstone Family Investment Partnership (Cayman) V-SMD, L.P.

BCP (Cayman) V-S, L.P.

BCP V Co-Investors (Cayman), L.P.

Carlyle Funds

Carlyle Partners IV Cayman, L.P.

CP IV Coinvestment Cayman, L.P.

CEP II Participations S.à r.l. SICAR

Hellman & Friedman Funds

Hellman & Friedman Capital Partners V (Cayman), L.P.

Hellman & Friedman Capital Partners V (Cayman Parallel), L.P.

Hellman & Friedman Capital Associates V (Cayman), L.P.

KKR Funds

KKR VNU (Millennium) L.P.

KKR Millennium Fund (Overseas), Limited Partnership

KKR VNU Equity Investors, L.P.

Thomas H. Lee Funds

THL (Alternative) Fund V, L.P.

THL Coinvestment Partners, L.P.

THL Equity Fund VI Investors (VNU), L.P.

THL Equity Fund VI Investors (VNU) II, L.P.

THL Equity Fund VI Investors (VNU) III, L.P.

THL Equity Fund VI Investors (VNU) IV, LLC

Putnam Investment Holdings, LLC

Putnam Investments Employees’ Securities Company I LLC

Putnam Investments Employees’ Securities Company II LLC

Putnam Investments Employees’ Securities Company III LLC

Thomas H. Lee Investors Limited Partnership

Thomas H. Lee (Alternative) Parallel Fund V, L.P.

Thomas H. Lee (Alternative) Cayman Fund V, L.P.

Thomas H. Lee (Alternative) Fund VI, L.P.

Thomas H. Lee (Alternative) Parallel Fund VI, L.P.

Thomas H. Lee (Alternative) Parallel (DT) Fund VI, L.P.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

KKR VNU EQUITY INVESTORS, L.P.
By: KKR VNU GP Limited, its general partner

By:	/s/Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR VNU GP LIMITED

By:	/s/Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR VNU (MILLENNIUM) LIMITED

By:	/s/Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR VNU (MILLENNIUM), L.P.
By: KKR VNU (Millennium) Limited, its general partner

By:	/s/Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR MILLENNIUM FUND (OVERSEAS), LIMITED PARTNERSHIP
By: KKR Associates Millennium (Overseas), Limited Partnership, its general partner
By: KKR Millennium Limited, its general partner

By:	/s/Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR ASSOCIATES MILLENNIUM (OVERSEAS), LIMITED PARTNERSHIP
By: KKR Millennium Limited, its general partner

By:	/s/Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR MILLENNIUM LIMITED

By:	/s/Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR SP LIMITED

By:	/s/Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS L.P.
By: KKR Fund Holdings GP Limited, its general partner

By:	/s/Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS L.P.
By: KKR Group Limited, its general partner

By:	/s/Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR GROUP LIMITED

By:	/s/Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR & CO. L.P.
By: KKR Management LLC, its general partner

By:	/s/Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact

EXHIBIT LIST

Exhibit Number	Title
1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13G filed on February 14, 2012)
2	Powers of Attorney